SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

EXPLANATORY NOTE

This Amendment on Form 6-K/A amends and withdraws the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on February 24, 2015, wherein the Registrant had incorrectly incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669) a half year report on Appendix 4D, which includes a non-US GAAS review report, that was originally filed with the Australian Securities Exchange. The information contained in this Form 6-K/A and in the exhibit attached hereto are being furnished to the Securities and Exchange Commission and shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

The following exhibit is attached:

EXHIBIT NO.	DESCRIPTION

99.1	Appendix 4D For the Half Year Ended 31 December 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Date: April 9, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Appendix 4D For the Half Year Ended 31 December 2014.